MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following information should be read in conjunction with our audited consolidated financial statements and related notes included thereto. We changed our fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, the following is a discussion of the consolidated financial position, results of operations and cash flows of the thirteen month period ended December 31, 2003 (“fiscal 2003”). All amounts are expressed in Canadian dollars unless otherwise indicated.

OVERVIEW

Cardiome Pharma Corp. is a drug discovery and development company focused on developing proprietary drugs to treat or prevent cardiac diseases. We have two programs focused on arrhythmia, one on congestive heart failure (“CHF”), and one on the treatment of allopurinol intolerant hyperuricemia (gout).

Arrhythmias are disturbances in heart rate and rhythm. There are two broad types of arrhythmia: atrial arrhythmia and ventricular arrhythmia. Atrial arrhythmias affect the two upper chambers of the heart and are less life-threatening but more widespread than ventricular arrhythmias. Ventricular arrhythmias affect the two lower chambers of the heart and are life-threatening. Our antiarrhythmic projects treat atrial arrhythmias.

Congestive heart failure is a condition characterized by an inability of the heart to pump blood at a rate sufficient to support the body's needs. An imbalance between the ability of the left ventricle to pump blood, called ventricular performance and the speed that the heart tissue can metabolize the oxygen contained in the blood, called myocardial oxygen consumption, leads to an impairment of the heart's ability to contract.

The following table summarizes our product candidates, their therapeutic focus and their stage of development:

Product
Candidate	Therapeutic Focus	Stage of Development
RSD1235	Atrial Arrhythmia (intravenous)	Phase III clinical trial initiated
RSD1235	Atrial Arrhythmia (oral)	Pre-clinical
Oxypurinol	Congestive Heart Failure	Phase II/III clinical trial initiated
Oxypurinol	Allopurinol Intolerant Hyperuricemia (gout)	New Drug Application Filed

CORPORATE DEVELOPMENT

Following the successful completion of its Phase II clinical trial on the intravenous application of RSD1235 and acquisition of Cardiome, Inc. (formerly Paralex, Inc.) in 2002, we continued to focus on the execution of its business strategy. We accomplished the following significant milestones during fiscal 2003:

  Initiation of a Phase II/III clinical trial, called OPT-CHF, on the oral application of oxypurinol to CHF. OPT-CHF will study 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class III-IV) and will demonstrate the level of safety and effectiveness of oxypurinol.

  Initiation of a Phase III clinical trial, called ACT 1, on the intravenous application of RSD1235. This is the first of the three Phase III clinical trials we plan to conduct to support the application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies in 420 patients and will provide data on the level of safety and efficacy of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter.

  Submission of a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) seeking marketing approval for oxypurinol for the treatment of gout.

  Completion of two equity financings, resulting in gross proceeds of $31 million. We closed a private placement of special warrants for total gross proceeds of $8 million and a public offering of common shares for total gross proceeds of $23 million in April 2003 and September 2003, respectively. The details of these transactions are described in note 10 to the audited consolidated financial statements.

  Completion of a US$68 million (Cdn $90 million) North American collaborative partnership agreement with Fujisawa Healthcare, Inc. (“Fujisawa”), for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. The financial terms of the partnership are described in note 12 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in note 16 to the audited consolidated financial statements for the period ended December 31, 2003. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include the assessment of net recoverable value of technology licenses and patents, reporting of revenue recognition and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

  Revenue recognition

  Research and development costs
  Intangible assets
  Stock-based compensation

Revenue recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements. Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in this estimate could have a material impact on earnings.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

Intangible assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments issued by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years. We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on earnings. We evaluate the recoverability of technology licenses on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceed the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

Stock-based compensation and other stock-based payments

Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) new Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This standard requires that all stock-based awards be measured and recognized using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black Scholes Option Pricing Model and is amortized over the vesting terms. Prior to the adoption of this standard, no compensation expense was recognized for stock options issued. The change in this accounting policy did not result in any adjustment to our opening deficit balance on December 1, 2002. For fiscal 2003, we recorded approximately $2.0 million and $0.1 million of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees respectively.

RESULTS OF OPERATIONS

For the thirteen months ended December 31, 2003 (“fiscal 2003”), we recorded a net loss of $19.9 million ($0.63 per common share) compared to a net loss of $14.0 million ($0.60 per common share) and $7.2 million ($0.69 per common share) for the years ended November 30, 2002 (“fiscal 2002”) and November 30, 2001 (“fiscal 2001”), respectively. Since our formation in 1986, we have incurred a cumulative deficit of $64.3 million. The increase in net loss in fiscal 2003, as compared to fiscal 2002, was mainly due to the inclusion of an additional month of operating expenditures as a result of the change of fiscal year-end, the adoption of the new accounting policy for stock-based compensation and the expanded research and development activities as described below. Stock based compensation increased the loss and loss per share for fiscal 2003 by $2.1 million and $0.06 per common share, respectively. The increased research and development activities were the primary factors for the increase in operating loss in fiscal 2002, as compared to fiscal 2001. The results of operations were in line with management’s expectations.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Revenues

Total revenue for fiscal 2003 increased to $6 million, compared to $1.8 million and $0.2 million for fiscal 2002 and fiscal 2001, respectively.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. We generated $1.4 million of licensing fees for fiscal 2003, compared to $1.5 million and $0.2 million for fiscal 2002 and fiscal 2001, respectively. The current year decrease was mainly due to the recognition of the remaining balance of unamortized deferred revenue related to the upfront payment from our former collaborative partner, AstraZeneca A.B. in fiscal 2002, as the licensing agreement between the two parties was terminated in June 2002. This was offset by the amortization of deferred revenue related to the $13.1 million (US$10 million) of upfront payment from our new collaborative partner, Fujisawa, in fiscal 2003. The recognition of the unamortized balance of deferred revenue related to the upfront payment from AstraZeneca A.B. was the primary reason for the increase in licensing fees for fiscal 2002 compared to fiscal 2001.

Research collaborative fees were $4.7 million for fiscal 2003, compared to $0.3 million and $30,448 for fiscal 2002 and 2001, respectively. The current year increase was mainly attributable to the research and development cost recovery from Fujisawa of $3.1 million ($Nil for fiscal 2002), $0.7 million for project management services provided to Fujisawa ($Nil for fiscal 2002), and the increase of $0.6 million for research services provided to UCB Farchim S.A. The increase in fiscal 2002, as compared to fiscal 2001, was primarily due to the fees charged for research services provided to UCB Farchim S.A. ($Nil for fiscal 2001).

Subsequent to December 31, 2003, we received notification from UCB indicating that UCB had no intention to extend its research service contract beyond March 2004. UCB is evaluating if it will advance any compound from our previous anti-tussive program to clinical trial. We will recognize the remaining balance of $0.9 million of deferred revenue associated with this contract in the first quarter of fiscal 2004.

We expect to continue receiving project management fees and development cost reimbursements from Fujisawa. We will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from our collaboration and license agreement with Fujisawa. We may also receive a milestone payment from Fujisawa in fiscal 2004. Depending on the FDA’s decision on the commercialization of oxypurinol for the treatment of gout, we may generate some product revenue or royalties from oxypurinol for the treatment of gout. We are evaluating our strategy for the distribution of oxypurinol for the treatment of gout, considering whether to sell oxypurinol directly or enter into other marketing arrangements. We may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or close a new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $16.9 million for fiscal 2003, compared to $9.8 million and $5.2 million for fiscal 2002 and fiscal 2001, respectively. The increase of $7.1 million in research and development expenditures in fiscal 2003, as compared to fiscal 2002, was primarily due to the inclusion of an additional month of operating expenditure as a result of the change of fiscal year-end, stock-based compensation of $0.7 million and the expanded activities in the following projects:

1)

RSD1235 Intravenous Project
During fiscal 2001, we initiated and completed a Phase I clinical study and started its preparation work for a Phase II clinical trial, called CRAFT. We successfully completed the CRAFT trial in fiscal 2002. We began its work on two Phase III clinical studies, ACT 1 and ACT 2, in fiscal 2003. Patient recruitment for ACT 1 initiated in August 2003 while preparation work for ACT 2 started in November 2003. As a result of these expanded activities, we incurred an additional operating expenditure of $1.4 million and $1.2 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period. In accordance with our collaboration and licensing agreement with Fujisawa, we would recover $3.1 million of expenditures related to ACT 1 and ACT 2, from Fujisawa. These expense recoveries were recorded as research collaborative fees.

2)

RSD1235 Oral Project
We started development of RSD1235 as an oral drug candidate and initiated our proof of concept study, oral absorption study in fiscal 2002. In fiscal 2003, we continued to work on the oral absorption study and initiated our oral formulation work in fiscal 2003. The expanded activities resulted in an additional operating expenditure of $0.2 million in this project for both fiscal 2003 and fiscal 2002, as compared to those incurred for the immediate preceding fiscal period.

3)

Oxypurinol CHF Project
Following the acquisition of this project in March 2002, we initiated OPT-CHF, a Phase II/III clinical study, and worked on three proof-of-concept studies, called EXOTIC, EXOTIC-EF and LaPlata in fiscal 2003. OPT-CHF and LaPlata study the oral application of oxypurinol for the treatment of CHF, while EXOTIC and EXOTIC-EF test the intravenous application of oxypurinol for the treatment of CHF. We reported a favourable result from our EXOTIC study in September 2003. During fiscal 2002, we focused our operation in obtaining regulatory work to advance this project directly to Phase II clinical study, bypassing a usual Phase I safety study. The expanded activities resulted in an additional operating expenditure of $1.2 million and $2.1 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period.

4)

Oxypurinol Gout Project
Following the acquisition of this project in fiscal 2002, we reanalyzed the clinical data generated by ILEX Oncology, Inc., and focused our operation on the regulatory work for marketing approval of oxypurinol. We completed our regulatory work and submitted an NDA to the FDA in December 2003. The expanded activities resulted in an additional operating expenditure of $3.6 million and $0.8 million in this project for fiscal 2003 and fiscal 2002, respectively.

5)

Other Pre-clinical Projects
In fiscal 2003, we continued to support our pre-clinical projects including the services provided to UCB. These activities incurred an additional operating expenditure of $0.9 million and $0.4 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period.

We expect the research and development expenditures for the year ending December 31, 2004 (“fiscal 2004”) to be higher than those incurred in fiscal 2003. A significant portion of the research and development expenditures in fiscal 2004 will be incurred in the following activities:

1)

RSD1235 Intravenous Project
We will continue our work on ACT 1 and ACT 2 and begin work on ACT 3. We expect to initiate patient dosing for ACT 2 in the first quarter of 2004, complete ACT 1 in the second half of 2004, complete ACT 2 in the first half of 2005 and initiate ACT 3 in the second half of 2004.

2)	RSD1235 Oral Project We will continue our oral formulation work and begin our regulatory work for initiation of a Phase I clinical study in the fourth quarter of 2004.

3)

Oxypurinol CHF Project
We will continue our work on OPT-CHF, EXOTIC-EF and LaPlata; studies in patients with heart failure. We expect to complete patient recruitment for OPT-CHF in the fourth quarter of 2004, to report on the results for EXOTIC-EF and LaPlata in the second and third quarters of 2004 respectively, with results for OPT-CHF in mid 2005.

4)

Oxypurinol Gout Project
The six-month review date for the NDA submission is June 23, 2004. We are evaluating our strategy for the distribution of oxypurinol, considering whether to sell oxypurinol directly or enter into other marketing arrangements.

General and Administration Expenditures

General and administration expenditures for fiscal 2003 were $5.6 million as compared to $3.8 million and $1.9 million for fiscal 2002 and fiscal 2001, respectively. The increase of $1.8 million in general and administration expenditures for fiscal 2003, as compared to fiscal 2002, was primarily due to the recognition of stock-based compensation expense of $1.4 million ($Nil for fiscal 2002), the inclusion of an additional month of operating expenditures as a result of the change of fiscal year-end, and increased business development activities related to licensing of RSD1235 Intravenous Project. The increase of $1.9 million in general and administration expenditures for fiscal 2002, as compared to fiscal 2001, was attributed to the increased expenditures of $1.7 million and $0.2 million associated with the expanded corporate development activities, and business development activities respectively.

We expect the general and administration expenditures for the twelve months ending December 31, 2004 to be lower than those incurred in fiscal 2003 covering thirteen months of operations.

Amortization

We recorded $6.0 million of amortization for fiscal 2003, compared to $4.4 million and $0.6 million for fiscal 2002 and fiscal 2001, respectively. The increase of $1.6 million in amortization for fiscal 2003, as compared to fiscal 2002 was due to the additional four months of amortization of the acquired technology licenses as a result of the acquisition of Cardiome, Inc. in March 2002. The increase of $3.8 million in amortization for fiscal 2002, as compared to fiscal 2001, was primarily due to the amortization of the acquired technology licenses as a result of the acquisition of Cardiome, Inc. The remaining increase was attributed to the capital assets and intellectual property rights acquired during fiscal 2002.

Other Income

Interest and other income was $0.5 million for fiscal 2003, compared to $0.6 million and $0.3 million for fiscal 2002 and fiscal 2001 respectively. The decline of interest income of $0.1 million for fiscal 2003, as compared to fiscal 2002, was mainly due to the lower market interest rate in fiscal 2003, as compared to fiscal 2002. This impact was offset by the higher average cash and short-term investment balances and the inclusion of an additional month of interest income as a result of the change of fiscal year-end. The increase in fiscal 2002, as compared to fiscal 2001, was the result of the increase in interest income of $0.2 million due to the higher average cash and short-term investment balances and the gain on the disposition of short-term investments of $0.1 million.

Future income tax recovery

The future income tax recovery results from the amortization of the intangible assets acquired from Cardiome, Inc. The increase for fiscal 2003, compared to fiscal 2002, reflects the additional amortization.

QUARTERLY FINANCIAL DATA

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	Four months	Three months	Three months	Three months
	ended	ended	ended	ended
2003	December 31	August 31 (1)	May 31 (1)	February 28 (1)
Total revenue	$4,986,808	$342,522	$340,736	$377,127
Research and development expenses	7,747,825	3,439,002	2,485,027	3,256,164
General and administration	2,105,198	1,173,754	1,407,816	944,282
Net loss	(5,852,747)	(5,057,868)	(4,376,240)	(4,578,958)
Net loss per common share	(0.16)	(0.16)	(0.15)	(0.16)

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
2002	November 30	August 31	May 31	February 28
Total revenue	$378,172	$1,314,627	$37,805	$37,805
Research and development expenses	3,361,583	2,726,638	2,447,361	1,223,860
General and administration	1,214,222	943,987	1,115,653	486,144
Net loss	(5,108,584)	(3,096,792)	(4,062,499)	(1,761,831)
Net loss per common share	(0.17)	(0.11)	(0.15)	(0.17)

(1)
Adjusted to reflect the prospective adoption of the CICA new Handbook Section 3870, Stock-Based Compensation and Other Stock Based Payments, as of the adoption occurred December 1, 2002. The impact of this adoption were as follows:

	i.	increase of research and development expenses for first, second and third quarter by $39,529, $82,168, and $120,243 respectively;
	ii.	increase of general and administration expenses for first, second and third quarter by $221,735, $490,448, and $258,151 respectively; and
	iii.	increase of net loss for first, second and third quarter by $261,264, $572,616, and $378,394 respectively.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations, capital expenditures and technology acquisition primarily through public offering and private placement of common shares, collaborative research and licensing fees, interest income and grant income. Since we changed our business to research and development in 1992, we have received net proceeds of approximately $81 million through public offering and private placement of common shares. Approximately $29 million of these net proceeds were provided by the issuance of common shares pursuant to the two financings completed in fiscal 2003. The terms of these financing are detailed in notes 10 [b] [i] and [ii] of the consolidated financial statements. In addition, we collected $13.1 million (US$10 million) upon the closing of our collaboration and licensing agreement with Fujisawa as described in note 12 [b].

Capital expenditures paid by cash during fiscal 2003 were $0.4 million, comprising $0.3 million in capital assets and $0.1 million in intellectual property rights.

At December 31, 2003, we had working capital of $40.5 million as compared to $16.9 million at November 30, 2002. We had available cash reserves, comprised of cash, cash equivalents and short-term investments of $44.6 million at December 31, 2003 as compared to $19.7 million at November 30, 2002.

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

We believe that our cash position, together with the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for the next two fiscal years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

RISKS AND UNCERTAINTIES

In addition to the financial risks mentioned above, we are subject to a number of other risks and uncertainties that are inherent to the development of any new technology and to the biotechnology industry. The risks and uncertainties include: (i) our ability to successfully complete pre-clinical and clinical development of our products, (ii) our ability to complete corporate alliances relating to the development and commercialization of our technologies and products, (iii) decisions and the timing of decisions made by health regulatory agencies regarding approval of our products, (iv) our ability to obtain or the timeliness of obtaining patent and other intellectual property protection for our technologies and products, (v) market acceptance of our technologies and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, and (viii) our ability to manage future growth effectively. These risks and uncertainties should be considered carefully and readers are cautioned if any of such risks actually occur, the financial condition or results of operations could be materially adversely affected. To the extent possible, management implements strategies to reduce or mitigate these risks and uncertainties associated with our business.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgements of management.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young LLP, conduct an independent examination, in accordance with Canadian and United States generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Bob Rieder”	“Doug Janzen”

Robert Rieder	Doug Janzen
President and Chief Executive Officer	Chief Financial Officer